Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by Agility Robotics, Inc. (“Agility”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility is discussed.

Agility Robotics Announces New Directors for Planned Public-Company Board

Technology, Business and Legal leaders bring decades of experience in global commercialization, strategic partnerships and corporate governance as Agility prepares to scale humanoid robotics

SALEM, Ore. and NEW YORK, N.Y., Sept. 29, 2026 — Agility Robotics, a leading humanoid robotics and physical AI company, today announced that Merline Saintil, Derek Aberle and Pierre Gentin are expected to join its board of directors following the completion of its previously announced business combination with Churchill Capital Corp XI (NASDAQ: CCXI). The new directors will serve alongside Agility CEO Peggy Johnson and co-founder Damion Shelton, both of whom will continue as members of the board.

The appointments bring together executives with decades of experience leading global technology companies, building strategic partnerships, navigating complex legal and regulatory environments, and guiding publicly traded businesses. Together, they will help oversee Agility’s next phase of growth as the company looks to expand commercial deployments of Digit®, scale its manufacturing capabilities, and advance the adoption of humanoid robotics across industrial environments.

Agility enters this next chapter with its current generation humanoid robot, Digit 4, already operating in commercial environments, including at Schaeffler, GXO and Toyota Motor Manufacturing Canada. Following the recent announcement of Digit 5, anticipated to be commercially available in the second half of 2027, the company’s focus will be on scaling its vertically integrated platform to meet growing demand for safe, reliable and commercially deployable humanoid robots.

“We’ve already demonstrated through Digit 4 deployments that humanoid robots can perform valuable work in real customer operations. Our next challenge is bringing that capability to industrial scale,” said Peggy Johnson, CEO of Agility Robotics. “That takes more than groundbreaking technology. It requires the experience to build global businesses, forge strategic partnerships, navigate complex markets and establish the governance needed for long-term success. Merline, Derek and Pierre have helped lead some of the world’s most consequential technology businesses and institutions. Their collective experience, together with Damion’s deep understanding of Agility, will be instrumental as we move into our next chapter and work to make humanoid robotics an integral part of the global workforce.”

Experienced Leaders to Guide Agility’s Next Phase of Growth

Merline Saintil brings more than two decades of executive leadership in technology, product development and business operations, as well as extensive public-company board experience. She currently serves on the boards of Rocket Lab, where she is lead independent director, Symbotic and TD SYNNEX. Previously, Saintil held senior leadership positions at Change Healthcare, Intuit, Yahoo!, PayPal, Adobe and Sun Microsystems. Her experience overseeing technology-driven businesses and serving on the boards of companies operating at the intersection of advanced technology and industrial automation will bring valuable perspectives to Agility’s commercialization and governance strategy.

Derek Aberle brings extensive experience building global technology businesses, establishing strategic partnerships and commercializing transformative technologies. He spent 17 years at Qualcomm, including serving as president from 2014 to 2018, where he oversaw global strategy and business operations and helped drive the company’s international expansion. He also led Qualcomm’s technology licensing business, establishing major global licensing programs and negotiating strategic agreements. Aberle is co-founder and executive vice chairman of Virewirx, serves on the board of InterDigital and previously led Prospector Capital Corp. through its business combination with LeddarTech. His experience in scaling technology platforms, intellectual property commercialization and international business development will support Agility’s expansion into global markets.

Pierre Gentin brings more than 30 years of experience spanning law, business and public service. Most recently, he served as General Counsel of the U.S. Department of Commerce. Previously, he was a senior partner and Chief Legal Officer at McKinsey & Company and spent nearly two decades in senior legal and risk-management roles at Credit Suisse. Earlier in his career, Gentin was a partner at Cahill Gordon & Reindel and an Assistant U.S. Attorney for the Southern District of New York. His experience in corporate governance, legal and regulatory strategy, and the intersection of business and government will provide important perspectives as Agility expands its commercial operations and navigates the evolving environment for advanced robotics.

Agility co-founder Damion Shelton will continue to serve on the board, contributing his experience in robotics development and his perspective on the company’s long-term vision. Peggy Johnson will also serve on the board following completion of the business combination.

“Agility has established a meaningful commercial foundation in one of the most consequential emerging technology markets,” said Michael Klein, Chairman and CEO of Churchill Capital Corp XI. “Building on that foundation requires a board that understands what it takes to scale sophisticated technology into a global business. Merline, Derek and Pierre bring an exceptional combination of operational leadership, strategic judgment and public-company experience. We believe their contributions will be invaluable as Peggy and her team expand Digit’s commercial footprint and Agility enters the public markets.”

Saintil is expected to join Agility’s existing Board of Directors as an independent director immediately subject to applicable approvals. Aberle and Gentin are expected to join the Board upon completion of the proposed business combination with Churchill Capital Corp XI, subject to applicable approvals and closing conditions. Additional board members will be announced at a later date. Following the transaction, the combined company is expected to operate as Agility Robotics and trade on Nasdaq under the ticker symbol AGLT.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill XI is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities laws regarding Agility and Churchill Capital Corp XI (“Churchill XI”). Forward-looking statements are often identified by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should” and “would,” or similar expressions. The absence of any of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on Agility’s and Churchill XI’s current expectations and projections. These statements include statements relating to, without limitation: the expected appointment of Merline Saintil, Derek Aberle and Pierre Gentin to the board, including the timing of such appointments and the receipt of applicable approvals; the expected composition of the combined company’s board following the business combination, including the continued service of Peggy Johnson and Damion Shelton and the announcement of additional board members; the anticipated contributions of the directors to Agility’s commercialization, governance and global expansion strategy; Agility’s plans to expand commercial deployments of Digit, scale its manufacturing capabilities and its vertically integrated platform; the expected timing of commercial availability of Digit 5; expected demand for humanoid robots; Agility’s ability to consummate the proposed business combination with Churchill XI, the satisfaction or waiver of closing conditions and the expected timing of closing; the expected listing of the combined company’s securities on Nasdaq under the ticker symbol AGLT; and the potential benefits of the proposed transaction.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill XI’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill XI, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill XI’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill XI’s shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus statement when it is filed by Churchill XI with the SEC. You can find more information about Churchill XI’s directors and executive officers in Churchill XI’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025 and in the Annual Reports on Form 10-K filed by Churchill XI with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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